Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

(dollars in thousands)

	9 months ended	Years ended December 31,
	9/30/2015	2014	2013	2012	2011	2010
Fixed charges:
Interest	$172,430	$205,486	$172,078	$116,294	$103,821	$89,906
Amortization of fees	8,668	10,880	9,364	6,849	5,265	3,888
Interest capitalized	463	444	537	498	438	10
Fixed charges	$181,561	$216,810	$181,979	$123,641	$109,524	$93,804
Income from continuing operations	$201,744	$269,140	$180,613	$141,895	$140,659	$112,326
Plus fixed charges	181,561	216,810	181,979	123,641	109,524	93,804
Less interest capitalized	(463)	(444)	(537)	(498)	(438)	(10)
Earnings from continuing operations before fixed charges	$382,842	$485,506	$362,055	$265,038	$249,745	$206,120
Divided by fixed charges	$181,561	$216,810	$181,979	$123,641	$109,524	$93,804
Ratio of earnings from continuing operations to fixed charges	2.1	2.2	2.0	2.1	2.3	2.2
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.9	1.9	1.6	1.6	1.9	1.7
Preferred stock dividends	$20,310	$37,062	$41,930	$40,918	$24,253	$24,253